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Union Pacific Resources Group Inc.

NEWS RELEASE                                                             [LOGO]
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              UPR SAYS PENNZOIL'S RESPONSE TO TENDER OFFER RESULTS
                   SHOWS DISREGARD FOR PENNZOIL SHAREHOLDERS


Fort Worth, TX - July 22, 1997 - Union Pacific Resources Inc. (NYSE: UPR) issued the following statement from Chief Executive Officer Jack L. Messman on Pennzoil Company's response to the results of UPR's tender offer:

"Pennzoil's response to the results of UPR's tender offer is nothing more than an attempt to mischaracterize the overwhelmingly positive shareholder response to our offer. We are disappointed that Pennzoil management, without any further consideration, would irresponsibly disregard the will of its shareholders, who tendered an extraordinary 61.5% of Pennzoil shares into our offer.

"Pennzoil's attempts to explain away this result will convince no one. The fact is, by tendering their shares, Pennzoil shareholders embraced UPR's proposal and asked Pennzoil's Board to take the necessary steps to allow UPR to complete the transaction."


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Media Contact:                                    Investor Relations Contact:
Walter Montgomery                                 Michael Liebschwager
212-484-6721                                      817-877-6531